EXHIBIT 99.1
Second Quarter Report
Three and Six Months Ended June 30, 2016
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three and six months ended June 30, 2016. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “Sphere 3D,” “we,” “our,” “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: our ability to raise additional capital to fund operations; our ability to maintain compliance with the financial covenants in our credit facilities; our ability to successfully integrate the business of Overland Storage, Inc. (“Overland”) with our other businesses; our ability to maintain and increase sales volumes of our products; our ability to continue to control costs and operating expenses; our ability to generate cash from operations; the ability of our suppliers to provide an adequate supply of components for our products at prices consistent with historical prices; our ability to repay our debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; customers’, suppliers’, and creditors’ perceptions of our continued viability; rescheduling or cancellation of customer orders; loss of a major customer; our ability to enforce our intellectual property rights and protect our intellectual property; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions. Further, our customers may use our products in ways that may infringe the intellectual property rights of third parties and/or require a license from third parties. Although we encourage our customers to use our products only in a manner that does not infringe third party intellectual property rights, and we know that most of our clients do so, we cannot guarantee that such third parties will not seek remedies against us for providing products that may enable our customers to infringe the intellectual property rights of others. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed annual information form, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.

Overview
Sphere 3D delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private, or hybrid cloud strategies while backing them up with storage solutions.
Sphere 3D, through the design of a proprietary virtualization software, created its own platform, Glassware 2.0TM (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors.” A container refers to software that takes an application and all the things required to run that application and encapsulates them with software. By doing so, users can run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator.
In August 2015, we completed an acquisition of assets related to the RDX® removable disk product lines from Imation Corp. (“Imation”). The activity from this acquisition is included in our results of operations beginning August 2015.
Generation of revenue. We generate the majority of our revenue from sales of our disk systems, data management and storage products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. The majority of our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and value-added resellers. Glassware software sales are not material.
We reported net revenue of $19.6 million for the second quarter of 2016, compared with $18.4 million for the second quarter of 2015. We reported a net loss of $9.6 million, or $0.19 per share, for the second quarter of 2016 compared with a net loss of $8.9 million, or $0.25 per share, for the second quarter of 2015. We reported net revenue of $39.2 million for the first half of 2016, compared with $38.5 million for the first half of 2015. We reported a net loss of $17.7 million, or $0.37 per share, for the first half of 2016 compared with a net loss of $18.4 million, or $0.52 per share, for the first half of 2015.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to impairment of goodwill, other indefinite-lived intangible assets and long-lived assets, goodwill and intangible assets, research and development costs, revenue recognition, inventory valuation, warranty costs, legal, and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management and have not changed from those disclosed in the December 31, 2015 audited consolidated financial statements.

Results of Operations
The following table sets forth certain financial data as a percentage of net revenue:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	70.4	68.5	70.0	69.5
Gross profit	29.6	31.5	30.0	30.5
Operating expenses:
Sales and marketing	32.0	29.9	31.4	28.9
Research and development	11.6	14.8	12.0	12.8
General and administrative	27.0	33.3	27.0	31.0
	70.6	78.0	70.4	72.7
Loss from operations	(41.0)	(46.5)	(40.4)	(42.2)
Interest expense	(6.4)	(4.7)	(5.8)	(3.8)
Other (expense) income, net	(1.2)	3.7	1.9	(1.4)
Loss before income taxes	(48.6)	(47.5)	(44.3)	(47.4)
Provision for income taxes	0.5	0.7	0.6	0.5
Net loss	(49.1)%	(48.2)%	(44.9)%	(47.9)%
A summary of our sales mix as a percentage of net revenue:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Disk systems	60.2%	46.8%	61.2%	48.3%
Tape automation systems	13.8	17.4	13.8	17.4
Tape drives and media	15.1	20.8	13.8	19.5
Service	10.9	15.0	11.2	14.8
	100.0%	100.0%	100.0%	100.0%
The Second Quarter of 2016 compared with the Second Quarter of 2015
Net Revenue. Net revenue increased to $19.6 million during the second quarter of 2016 from $18.4 million during the second quarter of 2015, an increase of $1.2 million. The increase in net revenue is primarily a result of our acquisition in August 2015 of Imation’s RDX® product line which accounted for 12.0% of net revenues in the second quarter of 2016, offset by a decrease in service revenue of $0.6 million due to the decrease in tape automation product sales, which resulted in a decrease in sales of extended service contracts. Original equipment manufacturer (“OEM”) net revenue accounted for 18.6% and 14.7% of net revenues in the second quarter of 2016 and 2015, respectively.

Product Revenue
Net product revenue increased to $17.5 million during the second quarter of 2016 compared to $15.6 million during the second quarter of 2015, an increase of $1.9 million. Revenue from disk systems increased by $3.2 million primarily related to additions of $2.4 million of net product revenue from the RDX® product line acquired from Imation in August 2015, partially offset by a $1.3 million decrease in tape automation, and tape drives and media revenue.
Service Revenue
Net service revenue decreased to $2.1 million during the second quarter of 2016 from $2.8 million during the second quarter of 2015. The decrease of approximately $0.7 million was primarily due to the decrease in tape automation product sales which resulted in a decrease in sales of extended service contracts.
Gross Profit. Overall gross profit was constant at $5.8 million during the second quarter of 2016 and the second quarter of 2015. Gross margin of 29.6% for the second quarter of 2016 decreased from 31.5% for the second quarter of 2015.
Gross Profit on Product Revenue
Gross profit on product revenue during the second quarter of 2016 was $4.7 million compared to $4.4 million during the second quarter of 2015. Gross margin on product revenue of 26.8% for the second quarter of 2016 decreased slightly from 28.0% for the second quarter of 2015.
Gross Profit on Service Revenue
Gross profit on service revenue during the second quarter of 2016 was $1.1 million compared to $1.4 million during the second quarter of 2015. The decrease of $0.3 million was primarily due to the decrease in sales of extended service contracts due to decreased tape automation product sales during the quarter. Gross margin on service revenue was 52.9% for the second quarter of 2016 compared to 51.5% for the second quarter of 2015.
Sales and Marketing Expense. Sales and marketing expense in the second quarter of 2016 increased to $6.3 million from $5.5 million during the second quarter of 2015. The increase of $0.8 million was primarily due to a $0.5 million increase in share-based compensation expense and $0.2 million increase in business development costs.
Research and Development Expense. Research and development expense in the second quarter of 2016 decreased to $2.3 million from $2.7 million during the second quarter of 2015. The decrease of $0.4 million was primarily due to a $0.7 million decrease in employee and related expenses associated with a decrease in average headcount, offset by a $0.3 million increase in share-based compensation expense.
General and Administrative Expense. General and administrative expense in the second quarter of 2016 decreased to $5.3 million from $6.1 million during the second quarter of 2015. The decrease of $0.8 million was primarily due to a $0.7 million decrease in legal fees, a $0.3 million decrease in amortization expense related to intangible assets, and a $0.3 million combined decrease in bad debt expense and outside contractors. These decreases were offset by a $0.6 million increase in share-based compensation expense.
Interest Expense. Interest expense in the second quarter of 2016 increased to $1.3 million from $0.9 million during the second quarter of 2015. The $0.4 million increase in interest expense is related to our $12.6 million net increase in debt, and an increase in amortization of issuance costs for warrants issued in connection with the additional draws on our FBC credit facility which was paid in full in April 2016.
Other Income (Expense), Net. Other income (expense), net, in the second quarter of 2016 was $0.2 million of expense, net, compared to $0.7 million of income, net, in the second quarter of 2015. The expense in 2016 was primarily related to realized foreign currency losses. The income in 2015 was primarily related to realized foreign currency gains of $0.4 million and $0.2 million related the other income.

The First Half of 2016 compared with the First Half of 2015
Net Revenue. Net revenue increased to $39.2 million during the first half of 2016 from $38.5 million during the first half of 2015, an increase of $0.7 million. The increase in net revenue is primarily a result of our acquisition in August 2015 of Imation’s RDX® product line which accounted for 13.9% of net revenues in the first half of 2016, offset by a $3.4 million decrease in tape automation, and tape drives and media revenue, as well as a decrease in service revenue of $1.3 million due to the decrease in tape automation product sales, which resulted in a decrease in sales of extended service contracts. OEM net revenue accounted for 19.3% and 17.2% of net revenues in the first half of 2016 and 2015, respectively.
Product Revenue
Net product revenue increased to $34.8 million during the first half of 2016 from $32.8 million during the first half of 2015, an increase of approximately $2.0 million. Revenue from disk systems increased by $5.4 million primarily related to addition of net product revenue from the RDX® product line acquired from Imation in August 2015, partially offset by a $3.4 million decrease in tape automation, and tape drives and media revenue.
Service Revenue
Net service revenue decreased to $4.4 million during the first half of 2016 from $5.7 million during the first half of 2015. The decrease of approximately $1.3 million was primarily due to the decrease in tape automation product sales, which resulted in a decrease in sales of of extended service contracts.
Gross Profit. Overall gross profit was relatively constant at $11.8 million during the first half of 2016 compared to $11.7 million during the first half of 2015. Gross margin was relatively constant at 30.0% for the first half of 2016 compared to 30.5% for the first half of 2015.
Gross Profit on Product Revenue
Gross profit on product revenue during the first half of 2016 was $9.4 million compared to $8.7 million during the first half of 2015, an increase of $0.7 million. Gross margin on product revenue was relatively constant at 27.0% for the first half of 2016 compared to 26.5% for the first half of 2015.
Gross Profit on Service Revenue
Gross profit on service revenue during the first half of 2016 was $2.3 million compared to $3.1 million during the first half of 2015. The decrease of $0.8 million was primarily due to the decrease in tape automation product sales, which resulted in a decrease in sales of extended service contracts. Gross margin on service revenue was relatively constant at 53.1% for the first half of 2016 compared to 53.8% for the first half of 2015.
Sales and Marketing Expense. Sales and marketing expense in the first half of 2016 increased to $12.3 million from $11.1 million during the first half of 2015. The increase of $1.2 million was primarily due to a $1.1 million increase in share-based compensation expense, and a $0.4 million increase in business development costs, offset by a $0.3 million decrease in employee and related expenses associated with a decrease in average headcount.
Research and Development Expense. Research and development expense in the first half of 2016 decreased to $4.7 million from $4.9 million during the first half of 2015. The decrease of $0.2 million was due to an decrease of $0.7 million in employee and related expenses associated with a decrease in average headcount, and a $0.2 million decrease in outside contractors and development costs, offset by a $0.7 million increase in share-based compensation expense.
General and Administrative Expense. General and administrative expense in the first half of 2016 decreased to $10.6 million from $11.9 million during the first half of 2015. The decrease of $1.3 million was due to a $0.7 million decrease in legal fees, a $0.6 million decrease in amortization expense related to intangible assets, a $0.4 million decrease in auditor and tax related fees, a $0.4 million decrease in outside contractors, and a $0.4 million decrease in bad debt expense and other miscellaneous corporation expenses. These decreases were offset by a $1.3 million increase in share-based compensation expense.

Interest Expense. Interest expense in the first half of 2016 increased to $2.3 million from $1.5 million during the first half of 2015. The $0.8 million increase in interest expense is related to our $12.6 million net increase in debt, and an increase in amortization of issuance costs for warrants issued in connection with the additional draws on our FBC credit facility which was paid in full in April 2016.
Other Income (Expense), Net. Other income (expense), net, in the first half of 2016 was $0.7 million of income compared to expense of $0.5 million in the first half of 2015. The income in 2016 was primarily related to realized foreign currency gains of $0.3 million, and a gain on warrant liability of $0.3 million. The expense in 2015 was primarily related to realized foreign currency losses of $0.8 million, offset by other income of $0.3 million.
Liquidity and Capital Resources
At June 30, 2016, we had cash of $4.3 million compared to cash of $8.7 million at December 31, 2015. In the first half of 2016, we incurred a net loss of $17.7 million. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we increase our sales volume, and as we work to improve operational efficiencies.
As of June 30, 2016, we had net working capital of $7.4 million, reflecting a decrease in current assets of $5.5 million and an decrease in current liabilities of $22.7 million compared to December 31, 2015. The decrease in current assets is primarily attributable to a $4.3 million decrease in cash and a $1.1 million decrease in accounts receivable. The decrease in current liabilities is primarily attributable to a $16.6 million reclassification of debt to long-term primarily related the debt agreement we entered into with Opus Bank and the payoff of our two previously existing credit facilities. In addition, we had a $3.9 million decrease in other current liabilities of which $2.5 million related to the settlement of the contingent liability related to the acquisition of RDX® from Imation and $1.4 million related to a change in warrant liability, and a $1.8 million decrease in accounts payable and accrued liabilities.
In April 2016, we modified our convertible note with FBC Holdings, pursuant to which the holder made an additional advance of $5.0 million to us, bringing the outstanding balance to $24.5 million. The $5.0 million additional advance was applied to the outstanding balance of the credit facility held by FBC Holdings.
In April 2016, we entered into a Credit Agreement with Opus Bank for a term loan in the amount of $10.0 million and a credit facility in the amount of $10.0 million. A portion of the proceeds were used to pay off our credit facilities with FBC Holdings and Silicon Valley Bank, which were both subsequently terminated upon repayment. The remainder of the proceeds will be used for working capital and general business requirements. As of June 2016, we had draws of $8.2 million on the Opus Bank credit facility.
Management has projected that cash on hand and available borrowings under our credit facility may not be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company’s current forecast, including but not limited to: (i) failure to comply with the financial covenants in our credit facility, (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; and (v) changes in the historical timing of collecting accounts receivable could have a material adverse impact on our ability to access the level of funding necessary to continue its operations at current levels. If any of these events occur or if we are not able to secure additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. We may seek debt, equity, or equity-based financing (such as convertible debt) when market conditions permit.

We incurred losses from operations and negative cash flows from operating activities for the 12 months ended December 31, 2015, and such losses might continue for a period of time. As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2015 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.
During the first half of 2016, we used net cash in operating activities of $13.8 million, compared to $11.2 million in the first half of 2015. The use of cash during the first half of 2016 was primarily a result of our net loss of $17.7 million offset by $8.2 million in non-cash items, which were primarily share-based compensation, depreciation and amortization, and gain on warrant liability. In addition, we had decreases in cash from accounts receivable of $1.5 million, inventory of $0.7 million, accounts payable and accrued liabilities of $1.2 million, accrued payroll and employee compensation of $0.3 million, and deferred revenue of $0.6 million.
During the first half of 2016, net cash used in investing activities was $0.2 million compared to $0.3 million used in investing activities in the first half of 2015. During the first half of 2016 and 2015, additions to fixed assets totaled $0.2 million and $0.1 million, respectively.
During the first half of 2016, net cash provided by financing activities was $9.6 million compared to $11.1 million during the first half of 2015. During the first half of 2016, we received $18.2 million from proceeds in borrowings, and $3.7 million in proceeds from exercised warrants, offset by $12.4 million of payments on our credit facilities. During the first half of 2015, we received $5.2 million of gross proceeds from private placements, $5.0 million from proceeds in borrowings from our related party credit facility, and $0.8 million from proceeds from exercised warrants.
Off-Balance Sheet Arrangements
During the ordinary course of business, we provide standby letters of credit to third parties as required for certain transactions initiated by us. As of June 30, 2016, we had no standby letters of credit that were not recorded on our condensed consolidated balance sheets.
Recently Issued Accounting Pronouncements
See Note 2 to our condensed consolidated financial statements for information about recent accounting pronouncements.
Quantitative and Qualitative Disclosures about Market Risk.
Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to our normal operating and funding activities. Historically, we have not used derivative instruments or engaged in hedging activities.
Foreign Currency Risk. We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. In addition, our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. The effect of exchange rate fluctuations on our results of operations during the first half of 2016 and 2015 resulted in a gain of $0.3 million and a loss of $0.8 million, respectively, to our condensed consolidated financial statements.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting during the fiscal quarter ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
An investment in our company involves a high degree of risk. In addition to the risk factor below and the other information included or incorporated by reference in this report, you should carefully consider each of the risk factors described in our annual information form for the fiscal year ended December 31, 2015. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline.
Our credit facility contains restrictions and requirements on our operations, including financial covenants. We have in the past failed to comply with financial covenants in certain of our loan documents, and similar defaults in the future could adversely affect our financial condition and our ability to meet our payment obligations on our indebtedness.
We have obtained external funding for our business through a credit agreement with Opus Bank. The credit agreement contains restrictions on the amount of debt we may incur and other restrictions and requirements on our operations. We have in the past defaulted under financial covenants in our previous loan documents, which was waived by our previous lender. Upon the occurrence of certain events of default under our current credit facility, our lender may elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. In the event of such acceleration or if we are unable to otherwise maintain compliance with covenants set forth in these arrangements or if these arrangements are otherwise terminated for any reason, it could have a material adverse effect on our ability to access the level of funding necessary to continue operations at current levels. If any of these events occur, management may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects.
If our common shares are delisted from the NASDAQ Global Market, our business, financial condition, results of operations and share price could be adversely affected, and the liquidity of our common shares and our ability to obtain financing could be impaired.
On August 1, 2016, we received a letter from the NASDAQ Stock Market LLC (“NASDAQ”) notifying us that we were not in compliance with the requirement of Nasdaq Listing Rule 5450(a)(1) (“Listing Rule”) for continued listing on the NASDAQ Global Market as a result of the closing bid price for our common shares being below $1.00 for 30 consecutive business days. This notification had no effect on the listing of our common shares at this time. In accordance with the Listing Rule, we have 180 calendar days, or until January 30, 2017, to regain compliance with such rule. To regain compliance, we must have a closing bid price of our common shares above $1.00 for a minimum of 10 consecutive business days. No assurance can be given that we will regain compliance during that period. If we do not regain compliance with the rule by January 30, 2017, we may be eligible for an additional 180 calendar day compliance period. To qualify for this additional time, we would need to transfer the listing of our common shares to The NASDAQ Capital Market by applying for such transfer, meeting the continued listing requirement for market value of publicly held shares, and meeting all other initial listing standards, with the exception of the bid price requirement.
Any delisting of our common shares from the NASDAQ Global Market could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding common shares, reduce our flexibility to raise additional capital, reduce the price at which our common shares trade, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our common shares could deter broker-dealers from making a market in or otherwise seeking or generating interest in our common shares, and might deter certain institutions and persons from investing in our securities at all. If our board of directors exercises its discretion to approve a reverse share split to seek to regain compliance with the NASDAQ listing requirements and increase the per share trading price of our common shares, the announcement of the reverse share split could adversely affect the trading price per share even if we ultimately regain compliance. For these reasons and others, delisting could adversely affect our business, financial condition, and results of operations.